

Cell Therapeutics, Inc.
Making cancer more treatable

cti

501 Elliott Ave. W. #400
Seattle, WA 98119

T 206.282.7100
F 206.284.6114
D 206.284.5774

James A. Bianco, M.D.
President and
Chief Executive Officer
jbianco@ctiseattle.com

January 17, 2007

James Kuo, M.D.MBA, Chairman
Steve Kanzer, J.D., Vice-Chairman
Christopher Schaber, Ph.D., President and Chief Executive Officer
Evan Myrianthopoulos, Chief Financial Officer
DOR BioPharma, Inc.
1101 Brickell Avenue
Suite 701 South
Miami, Florida 33131

Gentlemen:

We would like to express our sincere interest in potentially merging DOR BioPharma ("DOR") with Cell Therapeutics, Inc. ("CTI"). We propose a stock-for-stock merger at a significant premium to DOR's current stock price. If the proposal outlined below is acceptable in principle, we would like to move forward immediately with mutual due diligence under an exclusivity agreement. If we proceed, I am confident that we will each be able to conclude our diligence in a matter of weeks.

As you know we have been following the progress of orBec® for quite some time and re-initiated discussions with DOR regarding our interest in either a license agreement or product acquisition. We were, of course, very disappointed with your decision to enter into a exclusivity period with Sigma Tau Pharmaceuticals and cease discussions with CTI, including discussions regarding our interest in a PIPE investment. We prefer to work with you expeditiously on a confidential basis, but reserve the right in the future to bring our proposal directly to your shareholders. We believe, despite your exclusivity agreement with Sigma Tau Pharmaceuticals, that your Board has a fiduciary duty to pursue a proposal that is likely superior to terms you may currently be contemplating in a licensing deal, and that consensual discussions about the transaction we are proposing are not precluded by that agreement.

We believe that our two companies fit together strategically extremely well:

- CTI's management and founders are experts and pioneers in the field of bone marrow transplantation, with more than 450 peer reviewed publications and books related to marrow and stem cell transplantation.
- CTI's team has a proven track record of success in launching niche products in the U.S. and Europe, having successfully taken Trisenox® to sales of $26,000,000 in 2005.
- CTI's partnership with Novartis facilitates our commitment to investing in orBec® commercialization through Novartis' commitment to fund a CTI sales force of 35 FTE's. CTI would prioritize the label expansion and commercial development of orBec® as a synergistic product in our haematology portfolio.
- Combining our late stage pipelines offers shareholders significant risk diversification and upside.

Structure:

- The transaction would be structured as a stock-for-stock exchange.

- In addition, shareholders of DOR would be offered a contingent value right ("CVR") as described below.

Price:

- CTI would offer DOR stakeholders 29,000,000 shares of CTIC representing 19.9% of CTI's outstanding shares. This price represents a substantial premium to your current public market capitalization.

- Warrant and option holders will receive shares of CTI common stock in an amount determined using the Black Scholes pricing model. CTI reserves the right to offer cash as consideration for the warrants instead of CTI common stock.

- CTI is trading at the low end of its long term trading range. With two phase 3 products approaching registration and a $485 million collaboration with Novartis in which CTI retains over 50% of product related NPV, we believe our offer provides the potential for additional significant upside appreciation to DOR shareholders.

- Furthermore, DOR's shareholders will benefit from substantially increased liquidity once they receive CTI stock.

Contingent Value Right:

- CTI is also offering potential to earn an additional $15 million payment (in stock or cash at DOR's option) upon receipt of a NDA approval for orBec® by the U.S. Food and Drug Administration.

Management:

- CTI would provide a 2 year employment contract to both the CEO and CFO of DOR, in addition to granting to each, subject to 2 year cliff vesting, 150,000 restricted shares of CTI as a retention inducement to provide services for successful NDA and MAA defence, and for the transition of the orBec® assets to CTI.

- In addition CTI desires to employ Dr. Schaber as its Chief Operating Officer, whose salary, benefit and relocation package would be commensurate with current executive level employees at CTI.

Board of Directors:

- CTI would invite DOR to nominate one member to the Board of Directors of CTI.

Selected Closing Conditions:

- Affirmative vote of the shareholders of DOR. CTI does not envision requiring shareholder approval for this transaction.

- Standard representations or warranties of DOR accurate as of signing and closing,

Board Recommendation:

- The Merger Agreement would include a standard commitment by DOR's board to recommend the transaction its stockholders, subject to standard fiduciary exceptions in the case of an unsolicited superior proposal.

Biodefense Assets:

- CTI would be amenable to spinning out and capitalizing, as a separate entity, the bio-defence assets of DOR, which are non-core to CTI, in a structure to be addressed at a later date.

Key Assumptions:

- DOR has 72 million shares outstanding, plus 35 million warrants with average exercise price of $0.68/share and 10 million options with an average exercise price of $0.51/share.

- DOR has a no-shop agreement with Sigma Tau Pharmaceuticals and Sigma Tau Pharmaceuticals owns 5.5% (4 million shares) of DOR.

- DOR retains U.S. and European rights to orBec®. However- If DOR is successful in licensing rights for orBec® to Sigma Tau Pharmaceuticals; we assume such terms would include a royalty on European sales of 15% to 20%, cumulative registration directed milestones of at least $15 million and sales threshold milestones totalling at least $10 million, in addition to an upfront license fee of at least $5 million. This assumption is based on the fact that CTI believes that the European market represents approximately 35% to 40% of the total U.S./European commercial opportunity.

- Satisfactory due diligence regarding clinical, regulatory, manufacturing and proprietary (IP and/or orphan protection) positioning for orBec®.

- DOR's financials and long term obligations are as represented in its SEC filings.

We believe that a merger of our two companies would allow DOR to diversify its business, allowing shareholders to be part of a larger, stronger organization, while retaining significant holdings in the combined company. We are confident that our stock is significantly undervalued, creating a significant upside for DOR shareholders.

I look forward to talking with you about our interest in DOR. If you have any questions, please feel free to contact me at any time day or night, as this transaction is my highest priority. ████████

Sincerest regards,



James A. Bianco, M.D.
President and CEO
Cell Therapeutics, Inc.